Morgan, Lewis & Bockius LLP                              Morgan Lewis
1701 Market Street                                       Counselors at Law
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

Sean Graber
Partner
215.963.5598
sgraber@morganlewis.com


February 13, 2014


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: O'Connor EQUUS: Registration Statement on Form N-2 (File Nos. 333-[ ] and 811-22937)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, O'Connor EQUUS (the "Trust"), we are filing the Trust's initial registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

Please contact the undersigned at (215) 963-5598 should you have any questions or comments.

Very truly yours,

/s/ Sean Graber
---------------
Sean Graber